Mail Stop 4561

July 14, 2008

Sandra Sager
Chief Financial Officer
Venture Financial Group, Inc.
1495 Wilmington Drive, P.O. Box 970
DuPont, Washington 98327

       RE: **Venture Financial Group, Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2007
                Filed March 31, 2008
                Form 10-Q for Quarterly Period Ended March 31, 2008
                Filed May 14, 2008
                File No. 000-24024

Dear Ms. Sager,

       We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in response to this comment in future filings beginning with your next Form 10-Q. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosures. In our comment, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the quarterly period ended March 31, 2008

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Allowance for Credit Losses, page 19

1. We note that your recorded investment in non-performing loans, comprised almost entirely of non-accrual loans, increased from approximately $3.1 million at December 31, 2007 to $20.8 million at March 31, 2008 and that the related allowance for credit losses increased from $10.98 million to $12.23 million. This yielded an allowance for credit losses as a percentage of non-performing loans of approximately 352.1% and 58.76% at December 31, 2007 and March 31, 2008, respectively. It is not clear from your disclosures what the reasons were for this increase and its resultant impact on your determined allowance for credit losses. In order to more clearly bridge the gap between observed changes in your credit quality and changes in your allowance for credit losses, and to fully understand management's actions in this regard, please revise future filings, beginning with your next Form 10-Q, to disclose the following:
   - The specific events and circumstances that occurred during the first quarter of 2008 which impacted your decision(s) to place these loans on non-accrual;
   - How you determined the allocation of allowance for credit losses amounts of $2.6 million and $726 thousand as of March 31, 2008 and December 31, 2007, respectively, disclosed in the table under Impaired and Non-Accrual Loans on page 18;
   - A description of the collateral backing these loans and how these collateral values impacted your determination of when to place these loans on non-accrual status;
   - How the specific collateral discussed above impacted both your determination and timing of recording the valuation allowance for these loans;
   - Total non-performing loans and the related valuation allowance for each of these loans as of June 30, 2008 giving special attention to any non-performing loans referred to above; and
   - Actual changes and expected trends in the level of non-performing loans noted in the second quarter of 2008 that impacted the allowance for loan losses.

   Please provide us your proposed disclosures in your response.

        Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your response to our comment, indicate your intent to include the requested revisions in future filings, provide a draft of your proposed disclosures and provide any requested information. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comment on your filing.

You may contact Michael Volley, Staff Accountant, at (202) 551-3437 or me at (202) 551-3423 if you have questions regarding our comment.

Sincerely,

Amit Pande
Assistant Chief Accountant